SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOVEMBER TRAFFIC GROWS 6% TO 5.2M CUSTOMERS

LOAD FACTOR UP 1% TO 81% ON LOWER AIR FARES
Ryanair, Europe's favourite low fares airline, today (4 Dec) released customer and load factor statistics for November as follows:

· Traffic grew by 6% to over 5m customers.
· Load factor increased 1% to 81%.
· Annual traffic to end November rose 2% to 81.2m customers.

	Nov 12	Nov 13	Change	Yr to Nov 13
Customers	4.9M	5.2M	+6%	81.2M (+2%)
Load Factor	80%	81%	+1%	83%

Ryanair's Robin Kiely said:
"Ryanair carried over 5m customers in November 2013, a new record for November, thanks to the success of Ryanair's offer of lower fares. Our load factor rose 1% to 81% and we enjoyed a record 12 months, with over 81m customers choosing one of Ryanair's low fares - the first time we have carried over 81m passengers in a 12-month period."

ENDS
For further information
please contact:
                               Robin Kiely                            Joe Carmody
                               Ryanair Ltd                            Edelman Ireland
                               Tel: +353-1-8121212           Tel: +353-1-6789333
                               press@ryanair.com              ryanair@edelman.com

                               Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary